UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The China Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

169373107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169373107
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 530,907 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 530,907 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,907 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all shares of common stock (“Common Stock”) of The China Fund, Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.
(2)	Based on 9,994,140 shares of Common Stock outstanding on December 31, 2023, as reported by the Issuer.

CUSIP No. 169373107
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 530,907 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 530,907 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,907 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	The Trust beneficially owns 530,907 shares of Common Stock of the Issuer. For purposes of Rule 13d-3 under the Exchange Act, all Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.
(2)	Based on 9,994,140 shares of Common Stock outstanding on December 31, 2023, as reported by the Issuer.

CUSIP No. 169373107
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 530,907 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 530,907 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,907 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	The Trust beneficially owns 530,907 shares of Common Stock of the Issuer. For purposes of Rule 13d-3 under the Exchange Act, all Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.
(2)	Based on 9,994,140 shares of Common Stock outstanding on December 31, 2023, as reported by the Issuer.

Item 1.
	(a)	Name of Issuer: The China Fund, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 50 Post Office Square Boston, MA 02110
Item 2.
(a)	Name of Person Filing:
Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III (“WHG”), and Melinda French Gates (“MFG”, and together with the Trust and WHG, the “Reporting Persons”) (1)
(b)

Address of Principal Business Office or, if none, Residence:
The Trust – 2365 Carillon Point, Kirkland, Washington 98033

WHG – 500 Fifth Avenue North, Seattle, Washington 98109

MFG – 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship: The Trust is a charitable trust organized under the laws of the State of Washington. WHG is a citizen of the United States of America. MFG is a citizen of the United States of America.
	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
	(e)	CUSIP Number: 169373107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024	BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated December 28, 2015, and included with the signature page to the Reporting Persons’ Schedule 13G with respect to the Issuer filed on December 28, 2015, SEC File No. 005-52873, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger as attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.